                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                       CORT BUSINESS SERVICES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   220493-10-0
             ------------------------------------------------------
                                 (CUSIP Number)

                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 26, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

            Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                 (Page 1 of 17)

CUSIP No. 220493-10-0                  13D                    Page 2 of 17 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Citicorp Venture Capital Ltd.
      13-2598089
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                          |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       New York
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

  NUMBER OF      --------------------------------------------------------------
   SHARES        8     SHARED VOTING POWER
BENEFICIALLY                                                          5,778,518
  OWNED BY       --------------------------------------------------------------
    EACH         9     SOLE DISPOSITIVE POWER
  REPORTING
PERSON WITH      --------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER
                                                                      5,778,518
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      5,778,518
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           44.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                                                             CO
================================================================================

CUSIP No. 220493-10-0                  13D                    Page 3 of 17 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Citibank, N.A.
      13-5266470
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

                                                                             OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                          |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

  NUMBER OF      --------------------------------------------------------------
   SHARES        8     SHARED VOTING POWER
BENEFICIALLY                                                          5,778,518
  OWNED BY       --------------------------------------------------------------
    EACH         9     SOLE DISPOSITIVE POWER
  REPORTING
PERSON WITH      --------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER
                                                                      5,778,518
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      5,778,518
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           44.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                                                             BK
================================================================================

CUSIP No. 220493-10-0                  13D                    Page 4 of 17 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Citicorp
      06-1515595
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

                                                                             OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                          |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

  NUMBER OF      --------------------------------------------------------------
   SHARES        8     SHARED VOTING POWER
BENEFICIALLY                                                          5,778,518
  OWNED BY       --------------------------------------------------------------
    EACH         9     SOLE DISPOSITIVE POWER
  REPORTING
PERSON WITH      --------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER
                                                                      5,778,518
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      5,778,518
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           44.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                                                             HC
================================================================================

CUSIP No. 220493-10-0                  13D                    Page 5 of 17 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Citigroup Inc.
      52-1568099
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

                                                                             OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                          |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       Delaware
--------------------------------------------------------------------------------
                 7     SOLE VOTING POWER

  NUMBER OF      --------------------------------------------------------------
   SHARES        8     SHARED VOTING POWER
BENEFICIALLY                                                          5,980,411
  OWNED BY       --------------------------------------------------------------
    EACH         9     SOLE DISPOSITIVE POWER
  REPORTING
PERSON WITH      --------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER
                                                                      5,980,411
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      5,980,411
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           45.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                                                                             HC
================================================================================

            This statement on Schedule 13D (the "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1. Security and Issuer.

            This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of CORT Business Services Corporation, a Delaware corporation ("Issuer"). The address of the principal executive offices of the Issuer is 4401 Fair Lakes Court, Fairfax, Virginia 22033.

Item 2. Identity and Background.

            This Statement is being filed by Citicorp Venture Capital Ltd. ("CVC"), Citibank, N.A. ("Citibank"), Citicorp and Citigroup Inc. ("Citigroup") (together, the "Reporting Persons").

            (a)-(c) CVC is a New York Corporation. The address of its principal business office is 399 Park Avenue, New York, New York 10043. CVC is principally engaged in the business of venture capital investment. Citibank is a national banking association and is the sole stockholder of CVC. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

            Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043.

            Citigroup is a Delaware corporation and is the sole stockholder of Citicorp. The address of the principal business office of Citigroup is 153 East 53rd Street, New York, New York 10043. Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup 's activities are conducted through its Global Consumer, Global Corporate and Investing Bank, Asset Management and Investment Activities segments. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

            The following information with respect to each executive officer and director of CVC and Citigroup is set forth in Schedule A and B hereto: (i) name,
(ii) business address, (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons for which such information is set forth above.

            (d)-(f) During the last five years, none of the Reporting persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules A and B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The citizenship of each of the individuals identified pursuant to Paragraphs (a) through (c) is identified on Schedule A and B hereto.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Persons, acquired beneficial ownership of the securities that are the subject of


                                 (Page 6 of 17)
this filing in the ordinary course of business with working capital and in exchange for debt securities of the Issuer and its wholly-owned subsidiary which debt securities were acquired in the ordinary course of business with working capital.

Item 4. Purpose of Transaction.

      (a)-(b) Except as described in the next paragraph, the shares of Common Stock that are the subject of this Statement (together with any prior acquired shares, the "Shares") were acquired by CVC in the ordinary course of business for investment purposes. On March 25, 1999, CVC converted a number of the Shares into an equal number of shares of nonvoting Class B Common Stock, par value $.01 per share, of the Issuer (the "Conversion"). CVC gave effect to such Conversion in order to comply with an agreement dated March 30, 1993, between the Small Business Administration (the "SBA") and CVC, pursuant to which CVC (prior to April 1, 1999) is required to reduce (by conversion to non-voting stock or other disposition) its ownership of the Issuer's Common Stock (voting) to a percentage at which CVC will no longer be presumed to have "control" of the Company under regulations of the SBA (typically 20% or less of the Issuer's outstanding voting Common Stock).

      Without connection to the acquisition of the Shares by CVC, various subsidiaries of Citigroup acquired shares of Common Stock of the Issuer for investment purposes, for third party accounts or for mutual funds managed by such subsidiaries, as described in Item 5 below. The Citigroup subsidiaries review their respective holdings of Issuer securities on a continuing basis. Depending on such evaluations of the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), each Citigroup subsidiary may acquire others securities of the Issuer or sell all or a portion of its Common Stock or other securities of the Issuer now owned or hereafter acquired.

      On March 25, 1999, the Issuer executed a definitive merger agreement (the "Merger Agreement") with an investor group that includes Bruckmann, Rosser, Sherrill & Co., Inc. ("BRS") and members of the Issuer's management team. Under the terms of the agreement, a company formed by the investor group would acquire (the "Acquisition") the Issuer for consideration of $24.00 per share in cash and $2.50 per share in liquidation value of a series of preferred stock of the corporation resulting from the merger (the "Resulting Corporation") (together, the "Merger Consideration"), in a transaction which would be subject to Section 13(e) of the Act. In connection with the Acquisition, CVC intends to retain a portion of its investment in the Issuer (by way of a rollover) and thereby provide equity financing to the Resulting Corporation.

      The Merger Agreement requires approval by the holders of a majority of the Issuer's voting stock and, in addition, approval by the holders of a majority of the outstanding voting stock who are not affiliated with BRS, CVC or other members of the investor group. The Acquisition is also subject to other conditions, including receipt of necessary financing, a limitation on the number of dissenting shareholders and certain regulatory approvals. BRS and CVC have committed to provide up to $105 million of equity financing for the Acquisition. The Merger Agreement will terminate if the investor group has not obtained customary commitment and highly confident letters to provide the required debt financing within thirty days after the date of the Merger Agreement. The Acquisition is expected to be completed by the end of the second quarter of this year assuming satisfaction or waiver of all applicable conditions.

      (c) Not Applicable.

      (d) In connection with the Acquisition and pursuant to the Merger Agreement, each member


                                 (Page 7 of 17)
of the board of directors of the Issuer will resign and the stockholders of the Resulting Corporation will elect a new board directors to the Resulting Corporation.

      (e) In connection with the Acquisition and pursuant to the Merger Agreement, each share of Common Stock and Class B Common Stock of the Issuer will be (i) extinguished in exchange for the Merger Consideration or (ii) contributed by way of rollover into the equity capital of the Resulting Corporation. The equity capitalization of the Resulting Corporation will (A) include preferred stock, which may be issued in any number of series at the direction of the board of directors of the Resulting Corporation and (B) common stock which will be comprised of two classes (voting and nonvoting). Pursuant to the Merger Agreement, it is intended that the Resulting Corporation will also issue senior subordinated debt securities.

      (f) Not Applicable.

      (g) In connection with the Acquisition and pursuant to the Merger Agreement, the Issuer's charter and bylaws will become the charter and bylaws of the Resulting Corporation. The Issuer's charter, however, will be amended and restated to (i) reflect the changes to the equity capitalization described in paragraph (e) above, (ii) provide for cumulative voting in the election of directors and (iii) permit the board of directors to fill any vacancy in the board of directors at any time after the commencement of such vacancy.

      (h) - (i) In connection with the Acquisition, the Issuer's Common Stock will be delisted from the New York Stock Exchange and become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

      (j) Not applicable.

Item 5. Interest in Securities of the Issuer:

            (a)-(b) CVC beneficially owns 5,778,518 shares of Common Stock, representing approximately 44.2% of the outstanding shares, of such class as to which it has sole voting power and dispositive power. Citibank and Citicorp, exclusively through their holding company structures, also both beneficially own the same 5,778,518 shares of Common Stock, representing approximately 44.2% of the outstanding shares of such class as to which each has sole voting and dispositive powers. Citigroup, through its direct and indirect subsidiaries (including those described in the second paragraph of Item 4) beneficially owns 5,980,411 shares of Common Stock representing approximately 45.7% of the outstanding shares of such class as to which it has sole voting and dispositive powers.

            Except as stated above, none of the Reporting Persons beneficially owns any of the shares of capital stock of the Issuer.

            (c) Not applicable.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

            In connection with the Acquisition, CVC presently intends (i) to vote


                                 (Page 8 of 17)
their shares of Common Stock in favor of the Acquisition and (ii) to provide equity financing to the Resulting Corporation by way of rolling over shares of Common Stock of the Issuer into the equity capital of the Resulting Corporation. CVC understands that certain individuals, each of whom is named below, also presently intend (i) to vote their shares of Common Stock in favor of the Acquisition and (ii) to provide equity financing to the Resulting Corporation by way of rolling over shares of Common Stock of the Issuer into the equity capital of the Resulting Corporation. Although the Reporting Person and such individuals may be deemed to be have formed a "group" within the meaning of Section 13(d) or 13(g) of the Act, the disclosure set forth in this Schedule shall not be construed as an admission that such persons have in fact formed such a "group."

            The individuals described above include Bruce Bruckmann, Stephen Sherrill, Harold O. Rosser II (each of whom are principals of BRS), James A. Urry, Michael Delaney (each of whom are officers of CVC and members of the board of directors of the Issuer), Paul Arnold, Steven Jobes, Charles Eagan and Frances Ziemniak (each of whom are members of the management of the Issuer).

Item 7. Material to be Filed as Exhibits.

            1. Joint Filing Agreement, dated as of March 26, 1999, by and among CVC, Citibank, Citicorp and Citigroup.

            2. Agreement and Plan of Merger, dated as of March 25, 1999, by and among CORT Business Services Corporation, CBF Holdings LLC and CBF Mergerco Inc.

            3. Letter Agreement, dated as of March 25, 1999, by and among CBF Holdings LLC and CVC.


                                 (Page 9 of 17)

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 1999


                                    CITICORP VENTURE CAPITAL LTD.

                                    By: /s/ James A. Urry
                                        ---------------------------------------
                                          Name:  James A. Urry
                                          Title: Vice President


                                    CITIBANK, N.A.

                                    By: /s/ Glenn S. Gray
                                        ---------------------------------------
                                          Name:  Glenn S. Gray
                                          Title: Vice President & Assistant
                                                 Secretary


                                    CITICORP

                                    By: /s/ Glenn S. Gray
                                        ---------------------------------------
                                          Name:  Glenn S. Gray
                                          Title: Assistant Secretary


                                    CITIGROUP INC.

                                    By: /s/ Glenn S. Gray
                                        ---------------------------------------
                                          Name:  Glenn S. Gray
                                          Title: Assistant Secretary


                                 (Page 10 of 17)

                                                                      SCHEDULE A

                        Executive Officers and Directors
                                       of
                          Citicorp Venture Capital Ltd.

            The names of the Directors and the names and title of the Executive officers of Citicorp Venture Capital Ltd. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Venture Capital Ltd.

Name Title and Citizenship        Principal Occupation and Business Address
--------------------------        -----------------------------------------
Michael T. Bradley                Vice President

William T. Comfort                Chairman and Director

Richard M. Cashin                 President

Lauren M. Connelly                Vice President & Secretary

Charles E. Corpening              Vice President

Michael A. Delaney                Vice President

Ann Goodbody                      Director

Ian D. Highet                     Vice President

David Y. Howe                     Vice President

Thomas Jones                      Director

Byron L. Knief                    Senior Vice President

Richard E. Mayberry               Vice President

Thomas F. McWilliams              Vice President

M. Saleem Muqaddam                Vice President

Frederick Roesch                  Director

Paul C. Schorr                    Vice President

Joseph M. Silvestri               Vice President

David F. Thomas                   Vice President

James A. Urry                     Vice President

John D. Weber                     Vice President

Thomas H. Sanders                 Vice President


                                 (Page 11 of 17)

                                                                      SCHEDULE B

                        Executive Officers and Directors
                                       of
                                 Citigroup Inc.

            The names of the Directors and the names and title of the Executive officers of Citigroup and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen.

Name Title and Citizenship        Principal Occupation and Business Address
--------------------------        -----------------------------------------
C. Michael Armstrong              Chairman & Chief Executive Officer
Director                          AT&T Corp.
                                  295 North Maple Avenue
                                  Basking Ridge, New Jersey 07920

Alain J.P. Belda                  President & Chief Operations Officer
Director (Brazil)                 ALCOA Inc.
                                  201 Isabella Street
                                  Pittsburgh, Pennsylvania 15212-5858

Kenneth J. Bialkin                Partner
Director                          Skadden, Arps, Slate, Meagher & Flom LLP
                                  919 Third Avenue
                                  New York, New York 10022

Kenneth T. Derr                   Chairman & Chief Executive Officer
Director                          Chevron Corporation
                                  575 Market Street
                                  San Francisco, California 94105

John M. Deutch                    Institute Professor
Director                          Massachusetts Institute of Technology
                                  77 Massachusetts Avenue, Room 6-208
                                  Cambridge, Massachusetts 02139

Ann Dibble Jordan                 Consultant & Former Director of Social Services
Director                          The University of Chicago Medical Center
                                  2904 Benton Place, NW
                                  Washington, DC  20008

Reuben Mark                       Chairman & Chief Executive Officer
Director                          Colgate-Palmolive Company
                                  300 Park Avenue
                                  New York, New York 10022-7499

Michael T. Masan                  Vice Chairman, President-International
Director                          GTE Corporation
                                  One Stamford Forum
                                  Stamford, Connecticut 06904


                                 (Page 12 of 17)

Dudley C. Mecum                   Managing Director
Director                          Capricorn Holdings
                                  30 East Elm Street
                                  Greenwich, Connecticut 06830

Richard D. Parsons                President
Director                          Time Warner, Inc.
                                  75 Rockefeller Plaza, 29th Floor
                                  New York, New York 10019

Andrall E. Pearson                Chairman & Chief Executive Officer
Director                          Tricon Global Restaurants, Inc.
                                  660 Steamboat Road
                                  Greenwich, Connecticut 06830

John S. Reed                      Chairman & Co-Chief Executive Officer
Director & Executive Officer      Citigroup Inc.
                                  153 East 53rd Street
                                  New York, New York 10043

Robert B. Shapiro                 Chairman & Chief Executive Officer
Director                          Monsanto Company
                                  800 North Lindbergh Blvd.
                                  Mail Zone DIS
                                  St. Louis, Missouri 63167

Franklin A. Thomas                Lawyer/Consultant & Former President,
Director                          The Ford Foundation
                                  595 Madison Avenue, 33rd Floor
                                  New York, New York 10022

Sanford I. Weill                  Chairman & Co-Chief Executive Officer
Director & Executive Officer      Citigroup Inc.
                                  153 East 53rd Street
                                  New York, New York 10043

Edgar S. Woolard, Jr.             Former Chairman & Chief Executive Officer
Director                          E.I. du Pont de Nemours & Company
                                  1007 Market Street
                                  Wilmington, Delaware 19898

Arthur Zankel                     General Partner
Director                          First Manhattan Company
                                  437 Madison Avenue
                                  New York, New York 10022

The Honorable Gerald R. Ford      Former President of the United States
Honorary Director                 Post Office Box 927
                                  Rancho Mirage, California 92270


                                 (Page 13 of 17)

William I. Campbell               Co-Chief Executive Officer,
Executive Officer (USA/Canada)    Global
                                  Consumer Business
                                  1 Court Square
                                  Long Island City, New York 11120

Michael A. Carpenter              Co-Chief Executive Officer
Executive Officer                 Global Corporate and Investment Bank
                                  of Citigroup Inc.
                                  388 Greenwich Street
                                  New York, New York 10043

Paul J. Collins                   Vice Chairman
Executive Officer                 Citigroup Inc.
                                  153 East 53rd Street
                                  New York, New York 10043

Edward D. Horowitz                e-Citi
Executive Officer                 153 East 53rd Street
                                  New York, New York 10043

Thomas W. Jones                   Co-Chairman and Chief Executive Officer
Executive Officer                 SSB Citi Asset Management Group
                                  388 Greenwich Street
                                  New York, New York 10013

Robert I. Lipp                    Co-Chief Executive Officer,
Executive Officer                 of Citigroup's Global
                                  Consumer Business
                                  153 East 53rd Street
                                  New York, New York 10043

Deryck C. Maughan                 Vice Chairman
Executive Officer                 Citigroup Inc.
(U.K.)                            153 East 53rd Street
                                  New York, New York 10043

Victor J. Menezes                 Co-Chief Executive Officer,
Executive Officer                 Global Corporate and Investment Bank
(India)                           of Citigroup Inc.
                                  153 East 53rd Street
                                  New York, New York 10043

Heidi G. Miller                   Chief Financial Officer
Executive Officer                 Citigroup Inc.
                                  153 East 53rd Street
                                  New York, New York 10043

Charles O. Prince, III            Co-General Counsel &
Executive Officer                 Corporate Secretary
                                  Citigroup Inc.
                                  153 East 53rd Street
                                  New York, New York 10043


                                 (Page 14 of 17)

Mary Alice Taylor                 Global Operations & Technology
Executive Officer                 Citigroup Inc.
                                  1 Court Square
                                  Long Island City, New York 11120

Todd S. Thomson                   Strategy & Business Development
Executive Officer                 Citigroup Inc.
                                  153 East 53rd Street
                                  New York, New York 10043
Marc P. Weill                     Citigroup Investments
Executive Officer                 153 East 53rd Street
                                  New York, New York 10043


                                 (Page 15 of 17)

                                  EXHIBIT INDEX

Exhibit No.       Document
-----------       --------
1.                Joint Filing Agreement, dated as of March 26, 1999, among CVC,
                  Citibank, Citicorp and Citigroup.

2. Agreement and Plan of Merger, dated as of March 25, 1999, by and among CORT Business Services Corporation, CBF Holdings LLC and CBF Mergerco Inc.

3.                Letter Agreement, dated as of March 25, 1999, by and among CBF
                  Holdings LLC and CVC.


                                 (Page 16 of 17)